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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **July 2007**

Commission File Number: **0-30150**



(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

  1.   News Release dated July 4, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: July 4, 2007

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492
Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

BUFFALO GOLD FINALIZES INVESTMENT INTO KINBAURI GOLD
Kinbauri Receives Approval for Acquisition of Rio Narcea Gold-Copper Assets

Vancouver, B.C., July 4th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U)(OTC-BB: BYBUF)(FWB: B4K) is pleased to announce the closing of the previously announced private placement financing which sees Buffalo take a 25.4% strategic interest in Kinbauri Gold (TSX-V:KNB, "Kinbauri"). Buffalo acquired 11,000,000 subscription receipts of Kinbauri at a purchase price of CAD$0.50. Each receipt is convertible to a unit comprised of one common share and one-half common share purchase warrant exercisable until September 31, 2008 at a price of CAD$0.70. (See Buffalo News Release dated April 5th, 2007.)   At the close of trading on June 28th, 2007 Kinbauri's share price was CAD$0.60.

In conjunction with TSX approval of the private placement, Kinbauri has received conditional approval for the acquisition of the El Valle Mill and Mine, Carles Mine, auxiliary facilities and La Brueva and Godan properties in the Rio Narcea Gold Belt of Asturias, northwestern Spain. The El Valle and Carles mines have combined measured and indicated resources of 477,000 oz gold and 26,000 tonnes copper. (See Kinbauri News Release dated July 4th, 2007.)

CAD$5.4 Million Exploration Program Initiated at El Valle

Kinbauri is moving ahead with an approximate CAD$5.4 million exploration program, including underground and surface drilling, to expand resources and define reserves towards recommencing mine production at El Valle. A successful program will result in defined resources to support six years of production. Kinbauri then plans to complete engineering studies to determine the mine development required to convert resources to reserves sufficient for three years production at the El Valle Mill's optimal production rates. Thereafter, the plans are to continue exploration in order to delineate resources and reserves at El Valle/Carles to allow a mining life beyond six years.

Underground Exploration Program

A 21-hole underground drill campaign has been proposed at Area 107 (14 holes) and Black Skarn North (7 holes) for a total of 7,000 metres. Drilling priorities at Area 107 will include following the high grade mineralization at depth and extending it to the north and south, while at the Black Skarn North drilling will focus on extending the continuity of the mineralization. The program is expected to be completed near the end of September 2007.

The 2007 planned program also includes drifting at Area 107 to include 150 meter access and 20 meters of drilling bays with a 15 meter testing drift in ore, followed by definition drilling of 1,500 meters with one rig to commence in November. As well, drifting will be undertaken concurrently in the Black Skarn area in the fall with a 300 meter decline and 50 meters of drilling bays to accommodate definition drilling of 3,000 metres with two rigs slated to begin in November.

The aforenoted highly mineralized zones targeted in the 2007 exploration program have been identified among those having the potential for rapid identification of reserves to support a mining operation, due to their proximity to the existing mine workings and the apparent continuity. As of March 21, 2007 ORE has estimated indicated resources of 12,000 ounces gold (38,000 tonnes at 9.8g Au/t) and inferred resources of 342,000 ounces gold (913,000 tonnes at 11.6g Au/t) for Area 107; it is open at depth and along strike. The Black Skarn North has estimated inferred resources of 73,000 ounces gold and 5,000 tonnes copper (445,000 tonnes at 5.1g Au/t and 1% Cu) and is open to the east and west.

Surface Exploration Program

Surface drilling is expected to commence in September with one rig over three areas: Area 208 at El Valle, Carles and Godan as follows:

- Area 208 (El Valle): Six holes for a total of 1,750 meters to be drilled from August to October to test this potential high grade extension of Area 208.

- Carles: Three holes in Carles for a total of 1,150 meters to be drilled in September and October to test the extension of open-pittable resources.

- Godan: Two holes for 600 meters to be drilled in November to test a Mo-Au target.

Regional Outlook

The Rio Narcea Gold Belt (RNGB) has been subjected to multiple phases of mineralization common to most major mining camps. However, the El Valle and Carles mines are currently the only deposits in the RNGB with NI 43-101 compliant resources, with a total measured and indicated resource of 477,000 ounces gold and 26,000 tonnes copper (2,594,000 tonnes at 5.7g Au/t and 2,343,000 tonnes at 1.13% Cu) and inferred resource of 845,000 ounces gold and 11,600 tonnes copper (3,159,000 tonnes at 8.3g Au/t and 1,607,000 tonnes at 0.84% Cu), The El Valle project was first identified in 1992 when several areas having significant gold mineralization were discovered. After the 1996 Feasibility Study, additional gold deposits were discovered, including Area 107, Black Skarn North, Sienna, Charnela, Charnela South and Caolinas, and Area 208. Discovery of these deposits clearly indicates that the El Valle-Boinás area still has great potential for discovery of additional gold mineralization. Some locations may have potential to combine the mining of large tonnage, low grade deposits concurrently with small tonnage, high grade deposits.

For further description of Kinbauri's projects in the Rio Narcea Gold Belt, including proposed work programs and objectives, please refer to Kinbauri's press releases of January 16, 2007 as well as ORE's Technical Report and Kinbauri's third quarter MD&A available on Kinbauri's website and on Sedar.

McEwen Appointed to Kinbauri Board

In tandem with the approval of the private placement, Brian McEwen, President and COO of Buffalo Gold, has been appointed to the Board of Directors of Kinbauri.

About Kinbauri Gold Corp.

Kinbauri is a mineral exploration company focused on the development of mineral properties, primarily precious metal prospects in northwestern Spain, Nevada and Canada. Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain with a view to re-starting operations at the mine and mill complex, and to establish resources to support a mine and mill at Corcoesto in Galicia, Spain where it has an option to earn a 65 percent interest.

About Buffalo Gold Corp.

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. The Company is actively acquiring and advancing gold resources to create producing assets.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"***Damien Reynolds***"

____

Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY MAY USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS "INFERRED RESOURCE", THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY'S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY'S FILINGS ARE AVAILABLE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

THIS NEWS RELEASE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILES WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.